MG Capital Sends Letter to HC2's Recently-Appointed Lead Director

Believes the Board is Still Failing to Acknowledge and Address Corporate Governance Lapses, Disclosure Problems, and Related Party Transactions That Have Eroded Stockholder Value

Highlights Emerging Concerns Linked to Chairman and CEO Philip Falcone, Including a Court Order Garnishing His HC2 Compensation and Two Legal Actions Indicating He Owes More Than $75 Million in Unpaid Debt

Urges the Independent Directors to Spare Stockholders the Expense of an Unjustifiable Entrenchment Campaign by Immediately Removing Mr. Falcone From His Leadership Roles

Warns Against Any Near-Term Reconstitution of the Board That is Designed to Insulate Mr. Falcone and Undermine Corporate Democracy

NEW YORK (BUSINESS WIRE) -- MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, "MG Capital" or "we"), a significant stockholder of HC2 Holdings, Inc. (NYSE: HCHC) ("HC2" or the "Company"), which collectively with the other participants in its solicitation beneficially owns more than 5% of the Company's outstanding shares, today sent the below letter to HC2's lead director.

We invite stockholders to read more about our case for change at HC2 and sign up for updates at: A Better HC2.

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March 30, 2020

Mr. Wayne Barr
HC2 Holdings, Inc.
450 Park Avenue, 30th Floor
New York, NY 10022

Mr. Barr:

I write to you on behalf of MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, "MG Capital" or "we") in response to the March 27 letter (the "Conclusory Letter") sent to me by legal counsel for the independent members of the Board of Directors (the "Board"). I also want to take this opportunity to follow up on my March 18 e-mail to you, which you have yet to respond to.

We believe the two-page Conclusory Letter, a summary of your legal counsel's "review" of accounting and disclosure issues previously raised by MG Capital, amazingly fails to address any of our concerns. We believe the Conclusory Letter's dismissive tone and utter lack of supporting documentation or underlying analyses represents an affront to the sensibilities of stockholders of HC2 Holdings, Inc. ("HC2" or the "Company"). It appears obvious to us that you, HC2's lead director, and the rest of the directors that the Company continues characterizing as independent, have failed to meet your duties to stockholders. We contend that your ongoing collective mishandling of our concerns will only reinforce to stockholders that the incumbent Board and management team must be overhauled.

Without providing a line-by-line response to every aspect of the Conclusory Letter, we want to emphasize the following:

- **Accounting and Compensation Issues** – In early March, we sent the Audit Committee a multi-page letter and more than 60 pages of exhibits related to Continental General Insurance Company's ("Continental General") acquisition of KMG America Corporation and other concerns.[1] The brief response included in the Conclusory Letter fails to explain how a $10,000 acquisition could lead to a $116.5 million "bargain purchase gain." It also fails to address our previously stated view that this situation possesses troubling similarities to the cases that the Securities and Exchange Commission ("SEC") brought against Miller Energy Resources, Inc., its auditor, and employees following the decision to assign a $480 million value to assets acquired for a couple million dollars.[2] Providing a third-party valuation and financial statements audited by KPMG did not prevent Miller Energy Resources Inc., its auditor, and employees from being fined millions of dollars by the SEC.[3] Please be advised that we have had your disclosure and our analysis reviewed by independent audit and tax experts, who share our concerns regarding the inappropriateness of HC2's 2018 bargain purchase gain.

  With respect to your assertion that Philip Falcone's compensation was not impacted by this treatment, we ask that you once again review HC2's 2019 Proxy Statement:

  > *"For fiscal year 2018, the named executive officers' Corporate Bonus, if any, was based on the change in the Company's "Net Asset Value" (as defined below) from the beginning of the Company's 2018 fiscal year to the end of the Company's 2018 fiscal year end ("NAV Return"), in excess of a threshold NAV Return level established by the Compensation Committee at the beginning of the 2018 performance year (the "Fiscal Year 2018 Threshold NAV Return"), as well as an assessment of how well the named executive officer was able to adapt to changes and obtain overall financial results in the Company's businesses and industries and contribute to the NAV Return."[4]*

  That language—your language—clearly suggests to us that the net result of the bargain purchase gain was a direct financial benefit to the management team, including Mr. Falcone. It also seems clear to us that as quickly as the value of HC2's insurance assets increased, the value subsequently dropped in 2019. In its earnings release for the fourth quarter of 2019, HC2 noted that "the Company recognized a non-cash goodwill impairment charge of $47.3 million at our Insurance segment attributable to several factors that occurred in the quarter."[5]

- **Disclosure Issues Related to Harbinger** – We still fail to see how it has ever served stockholders' best interests for the Company to pay millions of dollars per year to Mr. Falcone's hedge fund firm, Harbinger Capital Partners, LLC ("Harbinger").[6] We believe all stockholders should be extremely concerned that the Board has permitted any services to be provided by Harbinger, which (along with Mr. Falcone) entered into a settlement with the SEC in 2013 over "serious misconduct that harmed investors."[7] We believe such history should give all stockholders pause about trusting Mr. Falcone and Harbinger with any business function or need. We renew our call for you to disclose the full, unredacted services agreement with Harbinger. Until you do so, we suspect that stockholders will ignore any of your explanations.

- **Disclosure Issues Related to Harbinger Lease** – The Conclusory Letter refers to our concerns as "unfounded" while also denying the Company is Harbinger's guarantor. We refer you to HC2's 10-Q filing from November 5, 2019:

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[1] Letter from MG Capital to Warren H. Gfeller, Chairperson of HC2's Audit Committee, dated March 2, 2020.
[2] Securities and Exchange Commission press release dated August 6, 2015 (link here) and Securities and Exchange Commission press release dated August 15, 2017 (link here).
[3] Securities and Exchange Commission press release dated August 6, 2015 (link here) and Securities and Exchange Commission press release dated August 15, 2017 (link here).
[4] HC2's 2019 Proxy Statement.
[5] HC2 press release disclosing fourth quarter and full year 2019 results dated March 16, 2020 (link).
[6] HC2's Form 10-Q for Third Quarter 2019.
[7] Securities and Exchange Commission press release dated August 19, 2013 (link here).

"In September 2018, HC2 entered into a 75 month lease for office space. As part of the agreement, HC2 was able to pay a lower security deposit and lease payments, and received a favorable lease terms as consideration for landlord required cross default language in the event of default by Harbinger Capital Partners, a related party."[8]

Nothing in the Conclusory Letter explains the "cross default language" and the potential risks to HC2's stockholders.

- **Regulatory Orders** – Even if HC2 intends to finally disclose additional details about regulatory orders involving its insurance industry restrictions, the fact is that Mr. Falcone is still banned from the sector in several states, and for whatever reason you are not giving stockholders the full disclosure to allow them to completely understand the situation and the risks.[9] We also believe the Conclusory Letter mischaracterizes the limits regulators have placed on the Company by indicating that only HC2—as an entity—faces limits. Based on our review, Mr. Falcone and the current Board are specifically banned from managing HC2's insurance subsidiaries.[10] In addition, we understand from Continental General's statutory filings that the Texas insurance regulator is in the process of investigating the corporate governance practices and related party transactions related to HC2 and its insurance business.[11]

- **Garnishment Order** – In March 2019, Mr. Falcone and his affiliates were ordered to pay New York City approximately $2.69 million in unpaid taxes.[12] A court ultimately needed to require HC2 to garnish Mr. Falcone's wages to satisfy unpaid obligations.[13] We remain deeply troubled by the impact that Mr. Falcone's apparent financial distress and legal issues may have on HC2. Keep in mind that he is a fiduciary of a public company with insurance holdings, which heightens the need for stockholders to understand risks and increases the obligation of the other sitting directors to guarantee to those stockholders that they are fully discharging their duties of care and loyalty by absolutely ensuring that Mr. Falcone's publicly-reported troubles do not adversely impact investors in any way. We know of no chief executive officer and chairman experiencing this wave of lawsuit losses and documented allegations of misconduct. Unfortunately, MG Capital and our fellow stockholders are not seeing bold action from the directors who are inextricably linked to Mr. Falcone and his affiliates.

Based on Mr. Falcone's well-documented financial, legal and regulatory issues, MG Capital—and presumably other stockholders—remains perplexed by the incumbent Board's focus on preserving HC2's status quo. This is why we asked you earlier this month and are asking you again now to facilitate the removal of Mr. Falcone. We believe that taking this step can reduce the risks associated with HC2's unstable leadership and enable us to have a productive discussion with the independent directors about both Board refreshment and the implementation of a credible strategy that finally creates enduring value for all stockholders.

However, if the Board continues to stand by Mr. Falcone or seeks to implement superficial changes to help insulate him, it will only reinforce our current view regarding the need to remove and replace all of the incumbent directors. We question how the Board can maintain its current stance in light of the following issues (which exist on top of HC2's long-term financial underperformance):

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[8] HC2's Form 10-Q for Third Quarter 2019.
[9] Letter (including exhibits) from MG Capital to Warren H. Gfeller, Chairperson of HC2's Audit Committee, dated March 2, 2020.
[10] Final decision and conditional order provided by the South Carolina Department of Insurance, dated July 12, 2018.
[11] Continental General Insurance Company's Annual Statement for the year ended December 31, 2019.
[12] Verified petition, for a judgment pursuant to CPLR § 5227 extending the time in which to transfer property not capable of delivery or pay debts to the sheriff pursuant to an execution and levy served on May 10, 2019, to and including December 31, 2020, filed by New York County Clerk on August 7, 2019.
[13] Verified petition, for a judgment pursuant to CPLR § 5227 extending the time in which to transfer property not capable of delivery or pay debts to the sheriff pursuant to an execution and levy served on May 10, 2019, to and including December 31, 2020, filed by New York County Clerk on August 7, 2019.

1. **Mr. Falcone's wages being garnished.** We suspect that stockholders will find it deeply troubling that HC2 has been directed by the Supreme Court of New York to garnish Mr. Falcone's wages and seize his shares and options. We saw no public disclosure by HC2 of this obviously important order, leading us to raise to the Audit Committee and also note that Mr. Falcone's own 13-D filing was not yet adjusted to accurately reflect his share ownership.[14] Given Mr. Falcone's past SEC issues related to misusing investor funds, we cannot help but be alarmed by the current situation.

   We cannot find any other instance of a public company chairman and chief executive officer encountering these types of wage garnishment issues.

2. **Lawsuit seeking more than $65 million from Mr. Falcone.** We were alarmed to learn last month that Mr. Falcone is being sued for approximately $65.8 million following allegedly defaulting on a series of loans and improperly selling underlying collateral.[15] Melody Business Finance LLC is claiming that Mr. Falcone and certain affiliates reneged on obligations to repay loans spanning from 2013 to 2017. These loans were apparently taken out during a period in which Mr. Falcone was earning sizable compensation at HC2.

   We believe all stockholders should be alarmed by the allegations in this lawsuit, which suggest Mr. Falcone's personal financial issues have led him to violate agreements and shirk obligations to financial stakeholders.

3. **Mr. Falcone's asset freeze and use of stockholder resources for personal benefit.** We were also alarmed to learn earlier this month that Mr. Falcone has failed to pay more than $13 million in fees to his long-time attorneys at Dontzin Nagy & Fleissig.[16] Unsealed documents connected to the dispute reveal a litany of troubling actions and contradictions perpetuated by Mr. Falcone, including his acknowledgement that HC2's general counsel—who is paid by the Company—handled personal legal matters for him.[17] The fact that he misused stockholder resources for his personal benefit appears to have gone unpunished by the Board. Additionally, the possibility that Mr. Falcone cannot or will not pay his lawyers signals to us either an alarming level of financial duress or very poor judgement unbecoming of a public company executive.

   We believe stockholders will view Mr. Falcone's latest issue and potential misuse of Company resources as further of evidence of why he must go.

4. **Mr. Falcone's uncorrected material misstatements.** In response to MG Capital's criticisms and probing questions, Mr. Falcone and his allies on the Board have insinuated that we either do not understand HC2's businesses or lack valid concerns. We believe it is actually the reliability and veracity of HC2's disclosures that stockholders should continuously call into question. Notably, Mr. Falcone stated on a 2019 earnings call that:

   "As a reminder, this is a highly regulated industry and the liabilities are ring-fenced. Consequently, holdco does not guarantee the long-term liabilities."[18]

   Based on the July 2018 consent order that approved the sale of Kanawha Insurance Company to Continental General, Mr. Falcone's statements appear to be contradictions:

   "The acquiring party must maintain a minimum RBC ratio of the combined companies of 450% for two years after closing. The acquiring party and its parent, HC2, will infuse capital necessary to maintain an RBC ratio of 450% as stated above."[19]

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[14] Letter (including exhibits) from MG Capital to Warren H. Gfeller, Chairperson of HC2's Audit Committee, dated March 2, 2020.
[15] Reuters, Lawsuit in NY says ex-hedge fund manager Falcone reneged on loans, wrongly sold a Warhol, February 21, 2020.
[16] Financial Times, New York judge freezes hedge fund manager Philip Falcone's assets, March 9, 2020.
[17] Deposition of Philip Falcone in the matter of *Dontzin Nagy & Fleissig vs. Philip Falcone and Harbinger*, filed as of January 24, 2020.
[18] HC2's August 2019 earnings call transcript (link).

We fail to understand how this business could possibly be "ring-fenced" and why Mr. Falcone would soft-pedal such a significant open-ended liability to HC2's stockholders.

Although we have no personal quarrel with Mr. Falcone, we will not stand by as he continues to preside over what appears to be a decaying corporate culture and sustained value destruction. The directors being characterized as independent, who have thus far failed to hold Mr. Falcone to account for the Company's issues and poor performance, can finally begin to take action that benefits all stockholders. This means not helping Mr. Falcone entrench himself by misusing the corporate machinery to reconstitute the Board with new individuals as a means of prolonging his tenure or your own.

In our view, stockholders deserve a clean choice between the current directors and our slate of highly-qualified nominees. That clear choice is what our consent solicitation will give them.

We stand ready to engage in a constructive one-to-one dialogue with you and the other directors once Mr. Falcone has been removed. Given our past attempts to engage with Mr. Falcone and the Board this winter, and in light of the numerous troubling points laid out in this letter, we believe our position is entirely reasonable.

Sincerely,
Michael Gorzynski

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FORWARD-LOOKING STATEMENTS

Any statements contained herein that do not describe historical facts, including future operations, are neither promises nor guarantees and may constitute "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. Any such forward-looking statements contained herein are based on current assumptions, estimates and expectations, but are subject to a number of known and unknown risks and significant business, economic and competitive uncertainties that may cause actual results to differ materially from expectations. Numerous factors could cause actual future results to differ materially from current expectations expressed or implied by such forward-looking statements, including the risks and other risk factors detailed in various publicly available documents filed by the Issuer from time to time with the Securities and Exchange Commission (SEC), which are available at www.sec.gov, including but not limited to, such information appearing under the caption "Risk Factors" in Issuer's Annual Report on Form 10-K filed with the SEC on March 16, 2020. Any forward-looking statements should be considered in light of those risk factors. The Reporting Persons caution readers not to rely on any such forward-looking statements, which speak only as of the date they are made. The Reporting Persons disclaim any intent or obligation to publicly update or revise any such forward-looking statements to reflect any change in Issuer expectations or future events, conditions or circumstances on which any such forward-looking statements may be based, or that may affect the likelihood that actual results may differ from those set forth in such forward-looking statements.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

MG Capital Management, Ltd. together with the other participants named herein (collectively, "MG Capital"), has filed a preliminary consent statement and an accompanying consent card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees for the Board of Directors of HC2 Holdings, Inc., a Delaware corporation ("HC2" or the "Company").

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[19] Final decision and conditional order provided by the South Carolina Department of Insurance, dated July 12, 2018.

MG CAPITAL STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR: SARATOGA PROXY CONSULTING LLC (TEL: (888) 368-0379 OR (212) 257-1311; EMAIL: INFO@SARATOGAPROXY.COM).

The participants in the solicitation are anticipated to be MG Capital Management, Ltd., a Cayman Islands company limited by shares ("MG Capital"), Percy Rockdale LLC, a Michigan limited liability company ("Percy Rockdale"), Rio Royal LLC, a Delaware limited liability company ("Rio Royal"), Michael Gorzynski, a natural person, ("Mr. Gorzynski," and, together with MG Capital, Percy Rockdale and Rio Royal, the "MG Capital Participants"), George Brokaw, a natural person ("Mr. Brokaw"), Kenneth Courtis, a natural person ("Mr. Courtis"), Robin Greenwood, a natural person ("Mr. Greenwood"), Liesl Hickey, a natural person ("Ms. Hickey"), and Jay Newman, a natural person ("Mr. Newman" and together with Mr. Brokaw, Mr. Courtis, Mr. Greenwood, Mr. Gorzynski and Ms. Hickey, each a "Nominee" and collectively, the "Nominees"; the Nominees and the MG Capital Participants collectively, the "Participants").

As of the date hereof, Percy Rockdale is the direct owner of 2,422,000 shares of common stock of the Company, $0.001 par value ("Common Stock"). As of the date hereof, Rio Royal is the direct owner of 10,000 shares of Common Stock. MG Capital Management Ltd., as the investment holding company of Rio Royal, may be deemed the beneficial owner of the 10,000 shares of Common Stock owned by Rio Royal. Mr. Gorzynski as the sole Manager of Percy Capital and the sole Director of MG Capital Management Ltd., may be deemed the beneficial owner of (i) the 2,422,000 shares of Common Stock owned by Percy Rockdale and (ii) the 10,000 shares of Common Stock owned by Rio Royal. As of the date hereof, Mr. Brokaw is the beneficial owner of 40,000 shares of Common Stock. As of the date hereof, Mr. Courtis is the beneficial owner of 237,336 shares of Common Stock. Except as described herein, no other Participant beneficially owns any Common Stock as of the date hereof.

Contacts

For Investors:

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com

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